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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             ____________________

                                Final Amendment
                                      to
                                SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                 Furon Company
                           (Name of Subject Company)


                                 Furon Company
                       (Name of Person Filing Statement)


                        Common Stock, without par value
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)


                                   361106107
                     (CUSIP Number of Class of Securities)

                            Donald D. Bradley, Esq.
                         General Counsel and Secretary
                                 Furon Company
                             29982 Ivy Glenn Drive
                        Laguna Niguel, California 92677
                                (949) 831-5350
                         (Name, address and telephone
                        number of person authorized to
                     receive notice and communications on
                    behalf of the person filing statement)

                                with a copy to:

                             Gary J. Singer, Esq.
                             O'Melveny & Myers LLP
                     610 Newport Center Drive, Suite 1700
                        Newport Beach, California 92660
                                (949) 760-9600
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          This Final Amendment amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the "Commission") on September 24, 1999 (the "Schedule 14D-9"), by Furon Company, a California corporation (the "Company"), as amended by Amendment No. 1 filed with the Commission on October 18, 1999. The Schedule 14D-9 was filed in connection with the tender offer made by FCY Acquisition Corporation, a California corporation ("Purchaser") and a wholly-owned indirect subsidiary of Norton Company, a Massachusetts corporation ("Parent"), which is a wholly-owned indirect subsidiary of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), to purchase all the outstanding shares of common stock, without par value, of the Company, including the associated preferred stock purchase rights issued pursuant to the Company's Rights Agreement, dated April 30, 1999, between the Company and The Bank of New York (collectively, the "Shares"), at $25.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 1999, and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 dated September 24, 1999 of Purchaser, Parent and Saint-Gobain. The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 18, 1999, among Parent, Purchaser and the Company.

Item 8.   Additional Information to be Furnished.

          Item 8 is hereby amended and supplemented by the addition of the following information thereto:

          The Offer expired at 12:00 Midnight, New York City time, on October 22, 1999. Based on a preliminary count of ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer, as of midnight, New York City time, on October 22, 1999, 17,746,867 Shares were validly tendered pursuant to the Offer, representing approximately 96% of the Shares outstanding. Pursuant to the Offer, Purchaser has accepted for payment all Shares properly tendered and will make payment for the accepted Shares on October 27, 1999. A copy of the press release, dated October 25, 1999, issued by Parent announcing the expiration of the Offer is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.   Material to be Filed as Exhibits.

          Item 9 is hereby amended and supplemented by the addition of the following exhibit:

          Exhibit 99.2     Press Release, dated October 25, 1999,
                           issued by Parent.

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: October 25, 1999
                              FURON COMPANY

                              By: /s/  J. Michael Hagan
                                 ----------------------------
                                 Name:  J. Michael Hagan
                                 Title: Chairman of the Board, Chief Executive
                                        Officer and President

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                                 EXHIBIT INDEX

Exhibit No.                 Description of Exhibit
----------                  ----------------------

  99.2           Press Release, dated October 25, 1999, issued by Norton Company

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